SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

__________________________________________________

GOL LINHAS AÉREAS INTELIGENTES S.A.
Publicly-Held Company
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

MANAGEMENT PROPOSAL

Extraordinary Shareholder’s Meeting
to be held on February 28, 2024

_____________________

January 31, 2024

_____________________

__________________________________________________

ÍNDICE

PRELIMINARY COMMENTS	3
CALL NOTICE	4
PARTICIPATION IN THE MEETING	7
MANAGEMENT PROPOSAL	9

GOL LINHAS AÉREAS INTELIGENTES S.A.
Publicly-Held Company
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

EXTRAORDINARY SHAREHOLDER’S MEETING
TO BE HELD ON FEBRUARY 28, 2024

PRELIMINARY COMMENTS

The management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) informs, preliminarily, that the documents attached to this Proposal are already available to the Shareholders at the Company's headquarters and disclosed on the Company’s website (ri.voegol.com.br), the Brazilian Securities and Exchange Commission (www.gov.br/cvm/) and B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br), in compliance with legal and regulatory provisions applicable.

GOL LINHAS AÉREAS INTELIGENTES S.A.
Publicly-Held Company
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

EXTRAORDINARY SHAREHOLDER’S MEETING
TO BE HELD ON FEBRUARY 28, 2024

CALL NOTICE

The shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company”) are hereby called to meet in an Extraordinary Shareholders’ Meeting (“Meeting”), to be held on February 28, 2024, at 11:00 a.m., exclusively in person, at Praça Comandante Linneu Gomes, s/nº, Entrance 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, in the city and State of São Paulo, to deliberate on the following matters:

(i)	ratification of the election, at a Board of Directors’ meeting held on January 18, 2024, of 2 (two) independent members of the Company's Board of Directors, in accordance with article 150 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”); and
(ii)	ratification of the Company's voluntary petition for relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), before the Southern District of New York of the United States of America, filed by the officers and board members of the Company, on an urgent matter, as authorized in the Company's Board of Directors’ meeting held on January 25, 2024 (“Board Meeting” and “Chapter 11 Case”, respectively), including the ratification of all matters approved during the Board Meeting, as well as the delegation to the Company's Board of Directors of powers and competences necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case.

General Instructions and Information

The Company's shareholders who wish to participate in the Meeting must attend the Meeting, in person, in person or through a duly appointed proxy, with a simple copy of the documents listed below or, preferably, send a simple copy of the aforementioned documents via e-mail <ri@voegol.com.br>, with a request for confirmation of receipt, up to 2 (two) days in advance of the date designated for the Meeting:

(i)	for individuals:
•	identity document with photograph of the shareholder or legal representative, if applicable;
•	power of attorney with clear identification of the signatory, if applicable, in compliance with applicable regulations; and

•	proof issued by the financial institution depository of shares issued by the Company and/or, in relation to shareholders participating in the custody of shares issued by the Company, the extract containing the respective shareholding interest issued by the competent body dated up to 2 (two) business days before the delivery date of the document to the Company.
(ii)	for legal entities:
•	latest consolidated bylaws or articles of organization and the corporate documents that prove the legal representation of the shareholder, duly registered with the competent authority;
•	identity document with photograph of the legal representative;
•	power of attorney with clear identification of the signatory, if applicable, in compliance with applicable regulations; and
•	proof issued by the financial institution depository of shares issued by the Company and/or, in relation to shareholders participating in the custody of shares issued by the Company, the extract containing the respective shareholding issued by the competent body dated up to 2 (two) business days before the date of sending the document to the Company.
(iii)	for investment funds:
•	latest consolidated fund regulations, with proof of deposit on the CVM website, as applicable;
•	copy of the bylaws or articles of incorporation of the fund trustee or fund manager, as applicable, in compliance with the fund's voting policy, and corporate documents that prove the powers of representation, duly registered with the competent authority;
•	identity document with photograph of the legal representative;
•	power of attorney with clear identification of the signatory, if applicable, in compliance with applicable regulations; and
•	proof issued by the financial institution depository of shares issued by the Company and/or, in relation to shareholders participating in the custody of shares issued by the Company, the extract containing the respective shareholding issued by the competent body dated up to 2 (two) business days before the delivery date of the document to the Company.

The Company will not require certification of signature (reconhecimento de firma), notarization, consularization or apostille, as applicable, and sworn translation into Portuguese of documents originally drawn up in Portuguese, English or Spanish. However, for documents in other languages, the Company requires notarization, consularization or apostille, as applicable, and sworn translation into Portuguese of shareholder representation documents. The Company will accept powers of attorney granted electronically, provided they are executed through a digital platform that ensures the authorship and integrity of the powers of attorney, even if such signatures are not accompanied by a digital signature certificate accredited by the Infraestrutura de Chaves Públicas Brasileira (ICP -Brazil).

All documents in regards to the Meeting, including this call notice and the management proposal for the Meeting, are available, as of this date, at the Company's headquarters, as well as on the Company's websites (ri.voegol.com. br), the the Brazilian Securities and Exchange Commission website (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br).

São Paulo, January 31, 2024.

Constantino de Oliveira Junior
Chairman of the Board of Directors

GOL LINHAS AÉREAS INTELIGENTES S.A.
Publicly-Held Company
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

EXTRAORDINARY SHAREHOLDER’S MEETING
TO BE HELD ON FEBRUARY 28, 2024

PARTICIPATION IN THE MEETING

1	Opening of the Meeting

The Extraordinary Shareholder’s Meeting of Gol Linhas Aéreas Inteligentes S.A. (“Company” and “Meeting”, respectively) will be held, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the total share capital with voting rights of the Company and, on second call, upon publication of a new call notice, with any number of present shareholders.

2	Instructions for shareholders to attend the Meeting

The Company's shareholders who wish to participate in the Meeting must attend the Meeting, exclusively in person, in person or through a duly appointed proxy, with a copy of the documents mentioned below or, preferably, have sent a simple copy of such documents to the <ri@voegol.com.br> e-mail address, requesting a confirmation of receipt, up to 2 (two) days in advance of the designated date for the Meeting.

2.1	In person attendance

The Company's shareholders may attend the Extraordinary Shareholder’s Meeting (“Meeting”) in person, attending the location where it is held and cast their votes on the matters to be voted on. In accordance with the provisions of article 126 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), shareholders must present the documents specified in the call notice for the Meeting when attending the Meeting.

Shareholders that are legal entities or investment funds must be represented in accordance with their respective bylaws, articles of incorporation or regulations, as applicable, delivering documents proving the regularity of their representation, accompanied by minutes of the election of officers, if applicable, at the location and deadline indicated in the item below.

2.2	Attendance through proxies

Shareholders may appoint attorneys-in-fact to represent them at the Meeting, provided that the respective power of attorney must (i) have been granted less than 1 (one) year ago and to an attorney-in-fact who is a shareholder, administrator of the Company, lawyer or financial institution, provided that (a) if a legal entity, the shareholder may be represented by their legal representatives or by an attorney appointed under the terms of their constituent acts and in accordance with the rules of Law No. 10,406, January 10, 2002, as amended (“Brazilian Civil Code”), there is no need, in this case, for the attorney-in-fact to be a shareholder, Company administrator, lawyer or financial institution; and (b) in the case of an investment fund, the shareholder may be represented by its administrator and/or manager (as applicable) or, even, by an attorney appointed under the terms of its constituent acts and in accordance with the rules of the Brazilian Civil Code, provided that, in this case, there is no need or the attorney-in-fact to be a shareholder, Company administrator, lawyer or financial institution; and (ii) be accompanied by documents that prove the powers of representation and identity of the grantor and grantee, as applicable.

The Company will not require certification of signature (reconhecimento de firma), notarization, consularization or apostille, as applicable, and sworn translation into Portuguese of documents originally drawn up in Portuguese, English or Spanish. However, for documents in other languages, the Company requires notarization, consularization or apostille, as applicable, and sworn translation into Portuguese of shareholder representation documents. The Company will accept powers of attorney granted electronically, provided they are executed through a digital platform that ensures the authorship and integrity of the powers of attorney, even if such signatures are not accompanied by a digital signature certificate accredited by the Infraestrutura de Chaves Públicas Brasileira (ICP -Brazil).

GOL LINHAS AÉREAS INTELIGENTES S.A.
Publicly-Held Company
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

EXTRAORDINARY SHAREHOLDER’S MEETING
TO BE HELD ON FEBRUARY 28, 2024

MANAGEMENT PROPOSAL

Shareholders,

The management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) submits for the appreciation of Messrs. Shareholders the proposal relating to the following matter on the agenda of the Company's Extraordinary Shareholder’s Meeting to be held on February 28, 2024, at 11:00 a.m. (“Meeting”), subject to the provisions of Law No. 6,404, of April 15 December 1976, as amended, Resolution of the Brazilian Securities Commission (“CVM”) No. 81, of March 29, 2022 ("CVM Resolution 81”), as amended and the by-laws of the Company.

•	ratification of the election, at a Board of Directors’ meeting held on January 18, 2024, of 2 (two) independent members of the Company's Board of Directors, in accordance with article 150 of the Brazilian Corporate Law.

At a meeting of the Company's Board of Directors held on January 18, 2024, due to the resignation of Mr. Richard Freeman Lark Jr. and Mr. Joaquim Constantino Neto from their positions on the Company's Board of Directors, the members of such body appointed, under the terms of article 150 of the Brazilian Corporation Law, Mr. Timothy Robert Coleman and Mr. Paul Stewart Aronzon, to the positions of independent members of the Board of Directors.

In this sense, the Management proposes the Meeting to ratify the appointment of the independent members of the Board of Directors for a term corresponding to the remaining term of office of the other board member, which will end on April 18, 2024.

Please refer to EXHIBIT I of this Management Proposal for further information on the new independent members of the Board of Directors, as well as information applicable to items 7.3 to 7.6 of the Reference Form in relation to such appointments, pursuant to article 11, item I, of CVM Resolution 81.

Furthermore, the Company presents, in the form of EXHIBIT II of this Management Proposal, the statements of the independent members of the Board of Directors sent to the Company, attesting to their respective compliance with the independence criteria established by B3 S.A. – Brasil, Bolsa, Balcão.

•	ratification of the Company's voluntary petition for relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), before the Southern District of New York of the United States of America, filed by the officers and board members of the Company, on an urgent matter, as authorized in the Company's Board of Directors’ meeting held on January 25, 2024 (“Board Meeting” and “Chapter 11 Case”, respectively), including the ratification of all matters approved during the Board Meeting, as well as the delegation to the Company's Board of Directors of powers and competences necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case.

According to a material fact disclosed by the Company on 25 January, 2024, the Company and some of its subsidiaries and affiliates filed, on 25 January 2024, a voluntary petition for relief under the Chapter 11 Case, in accordance with the resolutions taken at the Board Meeting.

The Chapter 11 Case consists of an U.S. legal process that businesses use to raise capital, restructure their finances and strengthen their business operations for the long term, while continuing to operate as normal.

It is important to note that the Company's Board of Directors approval of the Company's voluntary for relief under the Chapter 11 Case took into account, in particular, the following elements:

(i)	the assessment, by the Company's management, together with its legal and financial advisors, of the liquidity, financial and operational condition, including capital resources, and sources and uses of cash, of the Company and its subsidiaries and affiliates and its current lending arrangements in respect to meeting the Company’s short-term liquidity needs; and
(ii)	the Company's historical performance and results, the market in which the Company operates, its current short-term and long-term liquidity needs, its business prospects and its short-term and long-term liabilities.

In light of the aforementioned aspects, having considered other strategic alternatives for maintaining its normal business operations, the Company's Board of Directors concluded that the approval of the matters covered by the Board Meeting is in line with the best interest of the Company to preserve and protect its business and operations.

Therefore, the Company's management proposes the approval, within the scope of the Meeting, of the ratification of the Company's voluntary petition for relief under the Chapter 11 Case, including the ratification of all matters approved during the Board Meeting, as well as the delegation to the Company's Board of Directors of powers and competences necessary for the negotiation, execution, delivery and, in general, implementation of any of the transactions that are or will be foreseen, contemplated or necessary under the Chapter 11 Case.

For additional information regarding the matters approved by the Board of Directors in connection with the Chapter 11 Case, see the minutes of the Company´s Board of Directors Meeting, available on the Company's (ri.voegol.com.br), CVM's (www.gov) websites .br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão’s website (www.b3.com.br).

São Paulo, January 31, 2024.

Constantino de Oliveira Junior
Chairman of the Board of Directors

EXHIBIT I

ITEM 7.3 TO 7.6 OF THE COMPANY’S REFERENCE FORM

(according to article 11, item I of CVM Resolution 81)

7.3 - Composition and professional experience of the management and supervisory board

Name	Date of birth	Management body	Election date	Term of office	Start date of first mandate
CPF (Taxpayer Identification Number)	Profession	Elective office held	Date in office	Elected by the controller
Other positions held in the company
Timothy Robert Coleman	04/20/1954	Board of Directors	01/18/2024	04/28/2024	01/25/2024
54852617	Banker	Independent Board Member (Effective)	01/25/2024	Yes
Effective member of the Special Independent Committee.
Paul Stewart Aronzon	11/17/1954	Board of Directors	01/18/2024	04/28/2024	01/25/2024
A08738760	Lawyer	Independent Board Member (Effective)	01/25/2024	Yes
Effective member of the Special Independent Committee.

Professional experience / Declaration of any convictions
Timothy Robert Coleman – 54852617
Mr. Timothy Robert Coleman is an independent member of the Company's Board of Directors and Special Independent Committee. Mr. Coleman performs as Senior Advisor of PJT Partners and, in his professional career, acted was a Partner and Global Chairman of the Restructuring and Special Situations Group at PJT Partners. Prior to the PJT Partners spinoff from Blackstone, Mr. Coleman worked for 23 at Blackstone serving as a Senior Managing Director and Head of the Restructuring & Reorganization Group. Mr. Coleman has worked on a variety of restructuring and special situation assignments for companies, municipalities, creditor groups, special committees of corporate boards, corporate parents of troubled companies and acquirers of distressed assets. Tim has been widely recognized for excellence in his field and was presented with the Harvey R. Miller Outstanding Achievement Award for Service to the Restructuring Industry at the Annual Distressed Investing Conference (2019), he received the Leadership Award from the Turnaround Atlas Awards (2017), was given the Turnaround Leadership Award from The M&A Advisor (2014), was inducted into the Turnaround Restructuring and Distressed Investing Industry Hall of Fame by the Turnaround Management Association (2013) and was named Global Investment Banker of the Year by the Turnaround Atlas Awards (2011). Finally, a sampling of Mr. Coleman’s most notable public assignments include: Arch Coal, AMBAC, Bear Stearns Asset Management, Cable & Wireless Holdings, C-BASS, Delta Air Lines, Delta (Re: Pinnacle Airlines), Energy XXI, Financial Guaranty Insurance Company, Ford Motor Company, Genco, among others. Mr. Timothy Robert Coleman also declares that, in the last 5 (five) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused him to be suspended or disqualified from practicing any professional or commercial activity. Mr. Vilardo therefore declares that he is duly qualified to practice his professional activities.

Paul Stewart Aronzon – A08738760
Mr. Paul Stewart Aronzon is an independent member of the Company's Board of Directors and Special Independent Committee. In his professional career, performed as Co-Managing Partner of Milbank’s Los Angeles Office and Co-Leader of Milbank’s Global Financial Restructuring Group, in addition to formerly acted as Executive Vice President and Managing Director of Imperial Capital. With over 40 years of experience, actedas lead advisor, in restructurings and corporate reorganizations, including extensive experience advising companies, boards and board committees, independent directors, sponsors, debtors, creditors, parties acquiring debt, assets or companies and other parties in reorganization cases and recapitalization transactions. Referred engagements and transactions have included successful exchange and tender offers, proxy contests, rights offerings, M&A (company and asset sales), as well as financing transactions, prepackaged or prearranged reorganizations, contested or litigated (including cram down) Chapter 11 cases, consensual Chapter 11 cases and numerous successful dispute resolution matters using mediation and various settlement processes. Finally, Me. Paul Stewart Aronzon has experience across a wide array of industries, including aerospace/defense, agriculture, airlines, apparel and textiles, automotive, among others. Mr. Paul Stewart Aronzon also declares that, in the last 5 (five) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused him to be suspended or disqualified from practicing any professional or commercial activity. Mr. Vilardo therefore declares that he is duly qualified to practice his professional activities.

Type of conviction	Description of the conviction
Timothy Robert Coleman – 54852617
N/A	N/A

Paul Stewart Aronzon – A08738760
N/A	N/A

7.4 - Composition of the committees

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of inauguration	Start date of first mandate
CPF (Taxpayer Identification Number)	Description of other committees	Profession	Description of other positions held	Election date	Term of office	Elected by the controller
Other positions and functions held in the Company
Timothy Robert Coleman	Special Independent Committee	N/A	Member of the Committee (Effecive)	04/20/1954	01/25/2024	01/25/2024
54852617	-	Banker	-	01/25/2024	1 year	Yes
Mr. Timothy Robert Coleman is an independent member of the Board of Directors
Paul Stewart Aronzon	Special Independent Committee	N/A	Member of the Committee (Effecive)	11/17/1954	01/25/2024	01/25/2024
A08738760	-	Lawyer	-	01/25/2024	1 year	Yes
Mr. Paul Stewart Aronzon is an independent member of the Board of Directors

Professional experience / Type of conviction
Timothy Robert Coleman – 54852617
Mr. Timothy Robert Coleman is an independent member of the Company's Board of Directors and Special Independent Committee. Mr. Coleman performs as Senior Advisor of PJT Partners and, in his professional career, acted was a Partner and Global Chairman of the Restructuring and Special Situations Group at PJT Partners. Prior to the PJT Partners spinoff from Blackstone, Mr. Coleman worked for 23 at Blackstone serving as a Senior Managing Director and Head of the Restructuring & Reorganization Group. Mr. Coleman has worked on a variety of restructuring and special situation assignments for companies, municipalities, creditor groups, special committees of corporate boards, corporate parents of troubled companies and acquirers of distressed assets. Tim has been widely recognized for excellence in his field and was presented with the Harvey R. Miller Outstanding Achievement Award for Service to the Restructuring Industry at the Annual Distressed Investing Conference (2019), he received the Leadership Award from the Turnaround Atlas Awards (2017), was given the Turnaround Leadership Award from The M&A Advisor (2014), was inducted into the Turnaround Restructuring and Distressed Investing Industry Hall of Fame by the Turnaround Management Association (2013) and was named Global Investment Banker of the Year by the Turnaround Atlas Awards (2011). Finally, a sampling of Mr. Coleman’s most notable public assignments include: Arch Coal, AMBAC, Bear Stearns Asset Management, Cable & Wireless Holdings, C-BASS, Delta Air Lines, Delta (Re: Pinnacle Airlines), Energy XXI, Financial Guaranty Insurance Company, Ford Motor Company, Genco, among others. Mr. Timothy Robert Coleman also declares that, in the last 5 (five) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused him to be suspended or disqualified from practicing any professional or commercial activity. Mr. Vilardo therefore declares that he is duly qualified to practice his professional activities.

Paul Stewart Aronzon – A08738760
Mr. Paul Stewart Aronzon is an independent member of the Company's Board of Directors and Special Independent Committee. In his professional career, performed as Co-Managing Partner of Milbank’s Los Angeles Office and Co-Leader of Milbank’s Global Financial Restructuring Group, in addition to formerly acted as Executive Vice President and Managing Director of Imperial Capital. With over 40 years of experience, actedas lead advisor, in restructurings and corporate reorganizations, including extensive experience advising companies, boards and board committees, independent directors, sponsors, debtors, creditors, parties acquiring debt, assets or companies and other parties in reorganization cases and recapitalization transactions. Referred engagements and transactions have included successful exchange and tender offers, proxy contests, rights offerings, M&A (company and asset sales), as well as financing transactions, prepackaged or prearranged reorganizations, contested or litigated (including cram down) Chapter 11 cases, consensual Chapter 11 cases and numerous successful dispute resolution matters using mediation and various settlement processes. Finally, Me. Paul Stewart Aronzon has experience across a wide array of industries, including aerospace/defense, agriculture, airlines, apparel and textiles, automotive, among others. Mr. Paul Stewart Aronzon also declares that, in the last 5 (five) years: (a) he has not suffered any criminal conviction; (b) he has not suffered any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; (c) he has not suffered any final and unappealable conviction, in the judicial or administrative sphere, which has caused him to be suspended or disqualified from practicing any professional or commercial activity. Mr. Vilardo therefore declares that he is duly qualified to practice his professional activities.

Tipo de condenação	Descrição da condenação
Timothy Robert Coleman – 54852617
N/A	N/A

Paul Stewart Aronzon – A08738760
N/A	N/A

7.5 – Family relations

Not applicable, as there is no marital relation, common law relationship or second degree relation between: (a) (i) newly appointed members to the Company’s Board of Directors and (ii) current Company executives, (b) (i) newly appointed members to the Company’s Board of Directors and (ii) executives of the Company's direct or indirect subsidiaries, (c) (i) newly appointed members to the Company’s Board of Directors and (ii) direct or indirect controlling shareholder of the Company; and (d) (i) newly appointed members to the Company’s Board of Directors and (ii) executives of the Company's direct or indirect parent companies.

7.6 - Relationships of subordination, service or control

Not applicable, as there are no relationships of subordination, service provision or control between the newly appointed members for the Board of Directors and subsidiaries, parent companies and others.

EXHIBIT II

INDEPENDENCE DECLARATION OF THE BOARD OF DIRECTORS’ MEMBERS

(This exhibit starts on the next page.)

DocuSign Envelope ID: A1256A05-8C44-49FE-A43B-F99BF1ECB1B3

Ao Conselho de Administração da
Gol Linhas Aéreas Inteligentes S.A. ("Companhia")

Ref.: **Declaração acerca do atendimento aos critérios de independência de candidato a membro do Conselho de Administração previsto na Resolução da CVM nº 80, de 29 de março de 2022, conforme alterada ("Resolução CVM 80")**

Para fins da sua qualificação como conselheiro independente, nos termos do artigo 6º do Anexo K da Resolução CVM 80, declaro, na qualidade de candidato a membro independente efetivo do Conselho de Administração da Companhia, que:

(i) <u>não</u> sou acionista controlador direto ou indireto da Companhia;

(ii) <u>não</u> tenho o exercício de meu voto nas reuniões do Conselho de Administração da Companhia vinculado por acordo de acionistas que tenha por objeto matérias relacionadas à Companhia;

(iii) <u>não</u> sou cônjuge, companheiro ou parente, em linha reta ou colateral até segundo grau do acionista controlador, de administrador da Companhia ou de administrador do seu acionista controlador;

(iv) <u>não</u> sou nem fui, nos últimos 3 (três) anos, empregado ou diretor da Companhia, do seu acionista controlador, de sociedades coligadas, controladas ou sob controle comum da Companhia;

(v) <u>não</u> tenho vínculo de parentesco por afinidade até segundo grau com acionista controlador, administrador da Companhia ou de administrador de acionista controlador da Companhia;

(vi) não tenho relações comerciais, inclusive de prestação de serviços ou fornecimento de insumos em geral, com a Companhia, o seu acionista controlador ou sociedades coligadas, controladas ou sob controle comum;

(vii) <u>não</u> ocupo cargo com poder decisório na condução das atividades de sociedade ou entidade que tenha relações comerciais com a Companhia ou com o seu acionista controlador;

(viii) <u>não</u> recebo outra remuneração da Companhia, de seu acionista controlador, sociedades coligadas, controladas ou sob controle comum além daquela relativa à atuação como membro independente do Conselho de Administração ou de Comitê da Companhia, de seu acionista controlador, de suas sociedades coligadas, controladas ou sob controle comum, exceto eventuais proventos em dinheiro decorrentes de participação no capital social da Companhia e benefícios advindos de planos de previdência complementar; e

(ix) <u>não</u> fundei a Companhia nem tenho influência significativa sobre ela.

DS
TL

(Free translation of the independence declaration signed by
Timothy Robert Coleman.)

To the Board of Directors of
Gol Linhas Aéreas Inteligentes S.A. (“Company”)

Re.:	Compliance with the independence criteria provided for in CVM Resolution No. 80, of March 29, 2022, as amended (“CVM Resolution 80”)

For the purpose of qualifying as an independent director, pursuant to Section 6 of Exhibit K of CVM Resolution 80, I hereby declare, as a candidate for independent effective member of the Board of Directors of the Company, that:

(i)	I am not a direct or indirect controlling shareholder of the Company;
(ii)	the exercise of my voting rights at the meetings of the Board of Directors is not linked to a shareholders' agreement whose purpose includes matters related to the Company;
(iii)	I am not a spouse, partner or direct relative or collateral in the first or second degree in relation to any controlling shareholder of the Company, any manager of the Company or any manager of the controlling shareholders of the Company;
(iv)	I have not been, in the last 3 (three) years, an employee or officer of the Company, of the subsidiaries, affiliates or companies under common control of the Company or of the Company's controlling shareholders;
(v)	I am not related by affinity up to the second degree to any controlling shareholder of the Company, any manager of the Company or any manager of the controlling shareholders of the Company;
(vi)	I do not have commercial relations, including the provision of services or supplies in general, with the Company, its subsidiaries, affiliates or companies under common control or with the Company's controlling shareholders;
(vii)	I do not hold a position with decision-making power in a company or entity that has commercial relations with the Company or its controlling shareholders;
(viii)	I do not receive any compensation from the Company, its controlling shareholders, its subsidiaries, affiliates or companies under common control, other than that related to acting as an independent member of the Board of Directors or Committee of the Company, its controlling shareholder, its subsidiaries, affiliates or companies under common control, except for any cash income arising from participation in the Company's share capital and benefits arising from supplementary pension plans; and
(ix)	I did not found the Company and do not have significant influence over it.

Therefore, I confirm my suitability as an independent effective member according to the criteria provided for in CVM Resolution 80 and request that this declaration be forwarded to the appreciation of the General Shareholders’ Meeting of the Company.

São Paulo, January 25, 2024.

Timothy Robert Coleman
U.S. Passport nº 548526171

DocuSign Envelope ID: C259FFC5-9510-45EB-9B38-6111BD95A96B

Ao Conselho de Administração da
Gol Linhas Aéreas Inteligentes S.A. ("Companhia")

Ref.: **Declaração acerca do atendimento aos critérios de independência de candidato a membro do Conselho de Administração previsto na Resolução da CVM nº 80, de 29 de março de 2022, conforme alterada ("Resolução CVM 80")**

Para fins da sua qualificação como conselheiro independente, nos termos do artigo 6º do Anexo K da Resolução CVM 80, declaro, na qualidade de candidato a membro independente efetivo do Conselho de Administração da Companhia, que:

(i) **não** sou acionista controlador direto ou indireto da Companhia;

(ii) **não** tenho o exercício de meu voto nas reuniões do Conselho de Administração da Companhia vinculado por acordo de acionistas que tenha por objeto matérias relacionadas à Companhia;

(iii) **não** sou cônjuge, companheiro ou parente, em linha reta ou colateral até segundo grau do acionista controlador, de administrador da Companhia ou de administrador do seu acionista controlador;

(iv) **não** sou nem fui, nos últimos 3 (três) anos, empregado ou diretor da Companhia, do seu acionista controlador, de sociedades coligadas, controladas ou sob controle comum da Companhia;

(v) **não** tenho vínculo de parentesco por afinidade até segundo grau com acionista controlador, administrador da Companhia ou de administrador de acionista controlador da Companhia;

(vi) não tenho relações comerciais, inclusive de prestação de serviços ou fornecimento de insumos em geral, com a Companhia, o seu acionista controlador ou sociedades coligadas, controladas ou sob controle comum;

(vii) **não** ocupo cargo com poder decisório na condução das atividades de sociedade ou entidade que tenha relações comerciais com a Companhia ou com o seu acionista controlador;

(viii) **não** recebo outra remuneração da Companhia, de seu acionista controlador, sociedades coligadas, controladas ou sob controle comum além daquela relativa à atuação como membro independente do Conselho de Administração ou de Comitê da Companhia, de seu acionista controlador, de suas sociedades coligadas, controladas ou sob controle comum, exceto eventuais proventos em dinheiro decorrentes de participação no capital social da Companhia e benefícios advindos de planos de previdência complementar; e

(ix) **não** fundei a Companhia nem tenho influência significativa sobre ela.

DS
PR

(Free translation of the independence declaration signed by
Paul Stewart Aronzon.)

To the Board of Directors of
Gol Linhas Aéreas Inteligentes S.A. (“Company”)

Re.:	Compliance with the independence criteria provided for in CVM Resolution No. 80, of March 29, 2022, as amended (“CVM Resolution 80”)

For the purpose of qualifying as an independent director, pursuant to Section 6 of Exhibit K of CVM Resolution 80, I hereby declare, as a candidate for independent effective member of the Board of Directors of the Company, that:

(x)	I am not a direct or indirect controlling shareholder of the Company;
(xi)	the exercise of my voting rights at the meetings of the Board of Directors is not linked to a shareholders' agreement whose purpose includes matters related to the Company;
(xii)	I am not a spouse, partner or direct relative or collateral in the first or second degree in relation to any controlling shareholder of the Company, any manager of the Company or any manager of the controlling shareholders of the Company;
(xiii)	I have not been, in the last 3 (three) years, an employee or officer of the Company, of the subsidiaries, affiliates or companies under common control of the Company or of the Company's controlling shareholders;
(xiv)	I am not related by affinity up to the second degree to any controlling shareholder of the Company, any manager of the Company or any manager of the controlling shareholders of the Company;
(xv)	I do not have commercial relations, including the provision of services or supplies in general, with the Company, its subsidiaries, affiliates or companies under common control or with the Company's controlling shareholders;
(xvi)	I do not hold a position with decision-making power in a company or entity that has commercial relations with the Company or its controlling shareholders;
(xvii)	I do not receive any compensation from the Company, its controlling shareholders, its subsidiaries, affiliates or companies under common control, other than that related to acting as an independent member of the Board of Directors or Committee of the Company, its controlling shareholder, its subsidiaries, affiliates or companies under common control, except for any cash income arising from participation in the Company's share capital and benefits arising from supplementary pension plans; and
(xviii)	I did not found the Company and do not have significant influence over it.

Therefore, I confirm my suitability as an independent effective member according to the criteria provided for in CVM Resolution 80 and request that this declaration be forwarded to the appreciation of the General Shareholders’ Meeting of the Company.

São Paulo, January 25, 2024.

Paul Stewart Aronzon
U.S. Passport nº A08738760

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer